                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED). For the fiscal year ended December 31, 2001.


     TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the transaction period from to

                         Commission file number: 21859.

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Factory Card Outlet of America, Ltd. Incentive Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Factory Card & Party Outlet Corp.
                                 2727 Diehl Road
                           Naperville, Illinois 60563

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                              Required Information
                              --------------------

     Item 4
     ------

     In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the years ended December 31, 2001 and December 31, 2000.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on behalf of the Plan by the undersigned, thereunto duly authorized.



Date: June 26, 2002                         FACTORY CARD OUTLET OF AMERICA, LTD.


                                             By:  /s/ William A. Beyerl
                                                  -------------------------
                                                      William A. Beyerl
                                                      Plan Administrator

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Factory Card Outlet of America, Ltd. Incentive Savings Plan


TABLE OF CONTENTS
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                                                                                                             Page

INDEPENDENT AUDITORS' REPORT                                                                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000                            2

   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001              3

   Notes to Financial Statements                                                                             4-7

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets Held for Investment Purposes
     (Held at End of Year) at December 31, 2001                                                                8



Supplemental Schedules not listed are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Retirement Committee of Factory Card Outlet of America, Ltd. Incentive Savings Plan:


We have audited the accompanying statement of net assets available for benefits of Factory Card Outlet of America, Ltd. Incentive Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2000 were audited by other auditors whose report, dated May 25, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
June 24, 2002

FACTORY CARD OUTLET OF AMERICA, LTD. INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

--------------------------------------------------------------------------------


                                                                                   2001               2000
ASSETS:

  Participant-directed investments, at fair value                              $4,583,493          $4,052,018

  Participant loans                                                               150,213             174,652
                                                                               ----------          ----------
                                                                                4,733,706           4,226,670
  Receivables:
    Employer contribution                                                           8,335              42,674
    Participant contributions                                                      25,004             166,309
                                                                               ----------          ----------
                                                                                   33,339             208,983
                                                                               ----------          ----------


NET ASSETS AVAILABLE FOR BENEFITS                                              $4,767,045          $4,435,653
                                                                               ==========          ==========


See notes to financial statements.

FACTORY CARD OUTLET OF AMERICA, LTD. INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

--------------------------------------------------------------------------------

ADDITIONS:
  Contributions:
    Employer contributions                                                     $    248,581
    Participant contributions                                                       754,386
    Rollover contributions                                                           90,362
                                                                               ------------
            Total additions                                                       1,093,329
                                                                               ------------

DEDUCTIONS:
  Investment gain (loss):
    Net depreciation in fair value of investments                                  (369,844)
    Net investment income                                                           121,894
    Interest income on participant loans                                             84,774
                                                                               ------------
           Net investment loss                                                     (163,176)
                                                                               ------------


  Benefits paid to participants                                                    (513,778)
  Refund of excess participant contributions                                        (59,018)
  Hardship withdrawls                                                               (25,965)
                                                                               ------------

            Total deductions                                                       (761,937)
                                                                               ------------

INCREASE IN NET ASSETS                                                              331,392

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                               4,435,653
                                                                               ------------

  End of year                                                                  $  4,767,045
                                                                               ============


See notes to financial statements.

FACTORY CARD OUTLET OF AMERICA, LTD. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2001 AND 2000, AND FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the Factory Card Outlet of America, Ltd. Incentive Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

     General - The Plan is a defined contribution plan covering substantially all employees, except those governed by a collective bargaining agreement, of Factory Card Outlet of America, Ltd. (the "Company") who have six months of service and are twenty-one years of age. The Company controls and manages the operation and administration of the Plan. Franklin Templeton serves as the trustee and investment manager of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions - Each year, participants may elect to contribute from one to thirteen percent (13%) of their pretax annual compensation, as defined in the Plan. The Company may make matching contributions equal to a discretionary percentage, determined by the Company, of participants' salary reductions. Generally, only those participants who have made salary reduction contributions in the current year and have completed 1,000 hours of service will receive a matching contribution. In 2001 and 2000, the Company discretionary match was at the rate of 33% of the first six percent (6%) of a participant's salary reduction contribution. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

     A discretionary base contribution may be made by the Company only if it has current or accumulated net profits. The Company determines the amount, if any, and the Retirement Committee allocates this contribution to the accounts of participants who were employed by the Company on the last day of the Plan year. The base contribution is allocated in proportion to each participant's compensation for the Plan year in relation to the total compensation of all participants for the Plan year. No discretionary base contribution was made in 2001 or 2000.

     Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of (1) Company discretionary base contributions and (2) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Investments - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers 9 mutual funds as investment options for participants. Participants were able to direct contributions in Factory Card Outlet Corp. Common Stock until 1999 when trading in the stock was suspended due to the Company filing for bankruptcy. New common stock was issued on May 17, 2002, but participants are still not given the option of directing the investment of their contributions into the new common stock.

     Vesting - Participants are vested immediately in their contributions, employer discretionary match and actual earnings thereon. Discretionary base contributions made by the Company vest incrementally over five years.

     Participant Loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the time of issuance plus 1% as determined by the Plan administrator. Loans are repaid through payroll deductions.

     Forfeitures - The non-vested portion of amounts which are forfeited are allocated among the remaining participants in the Plan. As of the last day of each plan year, the forfeitures are allocated among the remaining participants in the Plan in the ratio of each participant's compensation during the year to the total plan compensation during the year.

     Payment of Benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Expenses - Administrative expenses of the Plan are paid by the Company.

     Participant Loans - Participant loans are valued at cost, which approximates fair value.

     Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amount allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $58,551 at December 31, 2001.

 3.   INVESTMENTS

      The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000 are as follows:

                                              2001              2000
                                          ----------        ----------
Franklin Templeton investment funds:
  Stable Value Fund                       $1,328,373        $  982,129
  U.S. Government Securities Fund            544,342           468,728
  Mutual Qualified Fund                      556,332           383,972
  Balance Sheet Investment Fund              425,976           257,206
  Growth and Income Fund                   1,145,602         1,478,309

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $369,844, as follows:

                                                          2001
                                                       --------
Factory Card Outlet Common Stock                      $    (252)
Franklin Templeton investment funds:
  U.S. Government Securities Fund                         5,033
  Mutual Qualified Fund                                  (9,929)
  Growth and Income Fund                               (350,222)
  Balance Sheet Investment Fund                          40,413
  Foreign Fund                                          (12,804)
  Conservative Target Fund                               (4,936)
  Moderate Target Fund                                  (12,282)
  Growth Target Fund                                    (24,865)
                                                       --------
    Net depreciation in fair value of investments     $(369,844)
                                                      =========

 4.   PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

 5.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 1994, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   RELATED-PARTY TRANSACTIONS

     Participant Loans and investment in Factory Card Outlet Corp. Common Stock, as described in Note 1, are considered party-in-interest transactions. Certain Plan investments are shares of mutual funds managed by the Plan Trustee. These transactions are party-in-interest transactions.

7.   REORGANIZATION, CHAPTER 11 FILING AND SUBSEQUENT EVENT

     The Company and its parent filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code (the Bankruptcy Code) on March 23, 1999 (petition date). In September 1999 the Company announced that it received notification that the NASDAQ's staff had delisted the Company's common stock from the NASDAQ National Market effective September 1, 1999. As a result of the Chapter 11 filings, plan participant investments in Factory Card Outlet Corp. Common Stock fund were suspended.

     Subsequent to this filing, the Company negotiated a reorganization plan that resulted in the execution of a plan of reorganization that was filed with the bankruptcy court on February 5, 2002. The bankruptcy court confirmed the plan of reorganization on March 20, 2002.

     On April 9, 2002, the Company officially emerged from bankruptcy. As a result, 75 thousand shares of common stock were reissued to holders of the delisted common stock; 1.35 million shares of common stock were issued to general unsecured creditors; and 75 thousand restricted shares of common stock were issued to management.

                                     ******

FACTORY CARD OUTLET OF AMERICA, LTD. INCENTIVE SAVINGS PLAN

FORM 5500, Schedule H, Part IV, Line 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (HELD AT END OF YEAR) DECEMBER 31, 2001

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

                                                   Description of Investment, Including
         Identity of Issue, Borrower,                Maturity Date, Rate of Interest,              Current
           Lessor or Similar Party                  Collateral, Par or Maturity Value               Value

* Factory Card Outlet Corp. Common Stock              Company Stock                              $    8,051
* Franklin Templeton investment funds:
    Balance Sheet Investment Fund                     Registered Investment Company                 425,976
    Conservative Target Fund                          Registered Investment Company                  99,441
    Foreign Fund                                      Registered Investment Company                 126,507
    Growth and Income Fund                            Registered Investment Company               1,145,602
    Growth Target Fund                                Registered Investment Company                 184,552
    Moderate Target Fund                              Registered Investment Company                 164,317
    Mutual Qualified Fund                             Registered Investment Company                 556,332
    Stable Value Fund                                 Registered Investment Company               1,328,373
    U.S. Government Securities Fund                   Registered Investment Company                 544,342
* Participant Loans                                   Participant loans (maturing 2002 to
                                                      2007 at interest rates of 8% to 9%)           150,213
                                                                                                 ----------
  Total                                                                                          $4,733,706
                                                                                                 ==========

* Represents a party-in-interest as defined by ERISA.